# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Micropolis AI Robotics, CIK 0001993431
CUSIP: G6083M101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Warehouse 1, Dar Alkhaleej Building,, Dubai Production City, Dubai, United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 12/02/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002117442

## Reporting persons
- Fares Mohd Said Mustafa Abubaker: type of reporting person: individual (IN); citizenship or place of organization: United Arab Emirates (C0); sole voting power 2,407,011; shared voting power 0; sole dispositive power 2,407,011; shared dispositive power 0; aggregate amount beneficially owned 2,407,011 (6.75% of the class)
  Comment: On December 2, 2024, Mr. Fares Mohd Said Mustafa Abubaker (the "Reporting Person") acquired 2,999,999 Ordinary Shares of Micropolis AI Robotics (the "Issuer") at nominal value of $0.0001 per share. As of the date of this Statement, the Reporting Person beneficially owns 2,407,011 Ordinary Shares of the Issuer. Based on 35,653,447 Ordinary Shares outstanding as of April 22, 2026, the 2,407,011 Ordinary Shares represent approximately 6.75% of the outstanding Ordinary Shares of the Issuer. The Reporting Person has sole voting and dispositive power over these shares and shared voting and dispositive power over 0 shares of the Issuer's stock.

## Item 1. Issuer
Name of issuer: Micropolis AI Robotics
Address of issuer's principal executive offices: Warehouse 1, Dar Alkhaleej Building, Dubai Production City, Dubai, UAE

## Item 2. Person Filing
Name of person filing: Fares Mohd Said Mustafa Abubaker
Address of principal business office or, if none, residence: Villa G10, Cluster 5, The Sustainable City, Dubai, UAE
Citizenship: United Arab Emirates

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,407,011
Percent of class: 6.75%
Sole power to vote or to direct the vote: 2,407,011
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,407,011
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Fares Mohd Said Mustafa Abubaker: /s/ Fares Mohd Said Mustafa Abubaker, Fares Mohd Said Mustafa Abubaker (04/22/2026)